

Mail Stop 4720

April 7, 2016

Stephen From
President and Chief Executive Officer
EyeGate Pharmaceuticals, Inc.
271 Waverley Oaks Road, Suite 108
Waltham, MA 02452

> **Re: EyeGate Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 1, 2016**
> **File No. 333-210557**

Dear Mr. From:

We have limited our review of your registration statement to those issues we have addressed in our comments. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Incorporation of Certain Documents by Reference, page 37

1.   We note that you incorporate by reference your Form 10-K for the fiscal year ended December 31, 2015; however, the Form 10-K incorporates by reference information from your definitive proxy statement that has not yet been filed. Please note that we will not be in a position to accelerate the effective date of your registration statement until you have amended the Form 10-K to include Part III information or filed the definitive proxy statement. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms Question 123.01 and Regulation S-K Question 117.05 for guidance.

Exhibit Index

2.   We note your indication that you may file Exhibits 4.1 and 4.2 by amendment or as exhibits to a document to be incorporated or deemed to be incorporated by reference to this registration statement. Please be advised that your indentures must be filed with the registration statement, and qualified under the Trust Indenture Act of 1939, at the time the registration statement is declared effective. Accordingly, please file the indentures as

exhibits to the registration statement prior to effectiveness. For guidance, please refer to Compliance and Disclosure Interpretations, Trust Indenture Act of 1939 Questions 201.02 and 201.04.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Irene Paik at (202) 551-6553 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: J. Fraser Collin
        Burns & Levinson LLP